Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WebTez, Inc.
1673 Donlon St, Suite 202
Ventura, CA 93003
https://www.modvans.com/

Up to $1,069,994.45 in Class B Non-Voting Common Stock at $5.95
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WebTez, Inc.
Address: 1673 Donlon St, Suite 202, Ventura, CA 93003
State of Incorporation: GA
Date Incorporated: February 15, 2012

Terms:

Equity

Offering Minimum: $9,996.00 | 1,680 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,994.45 | 179,831 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.95
Minimum Investment Amount (per investor): $101.15

The Company and its Business

Company Overview

ModVans is a Recreational Vehicle (RV) manufacturer based in Ventura, CA. Our focus is on the fastest growing RV segment, Class B RVs. ModVans is an RVIA member and is listed in JD Power's NADA Guides. Our model CV1 camper van is a mass production, multi purpose "soccer mom" compatible RV with good MPG, easy driving, safe and comfortable 2nd row seats with sleek styling for mass market appeal. Our goal is to acquire a percentage of minivan, SUV and pickup truck sales, currently worth over $900 billion/year in the US.

Competitors and Industry

Our biggest direct competitors are Sportsmobile and Colorado Camper Vans. Both companies charge more for fewer features (based on public web site data), have long waiting lists (based on ModVans survey) and, in our opinion, use inferior materials, designs and manufacturing techniques. Most of our initial customers initially contacted both of these companies and ultimately selected ModVans. We believe, the ModVans CV1 is smaller, lighter, easier to drive, more versatile and much less expensive than traditional Class B RVs such as those made by Airstream and Winnebago.

Current Stage and Roadmap

ModVans completed the prototype of its model CV1 camper van in July of 2017. In July of 2018, ModVans established product/market fit by selling over $2.4 million worth of CV1 RVs in 11 months with no money spent on marketing. In June of 2018, ModVans started customer deliveries of production model CV1. In July of 2018, ModVans became cash flow positive. ModVans is currently producing 1-2 CV1s per month.

The Team

Officers and Directors

Name: Peter J. Tezza II

Peter J. Tezza II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CEO
  Dates of Service: February 15, 2012 - Present
  Responsibilities: CEO

- **Position:** Director
  Dates of Service: February 15, 2012 - Present
  Responsibilities: Director

- **Position:** President
  Dates of Service: February 15, 2012 - Present
  Responsibilities: President

Other business experience in the past three years:

- **Employer:** Find My Path
  Title: CTO
  Dates of Service: January 01, 2015 - June 01, 2017
  Responsibilities: CTO

Other business experience in the past three years:

- **Employer:** Jibebuy
  Title: CEO
  Dates of Service: January 01, 2013 - January 06, 2017
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Tripwire
  Title: Engineering Manager / Consultant
  Dates of Service: January 01, 2009 - June 01, 2016
  Responsibilities: Engineering Manager / Consultant

Name: Laura L. Tezza

Laura L. Tezza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and Director of Operations
  Dates of Service: October 13, 2017 - Present
  Responsibilities: Director of Operations

- **Position:** Director
  Dates of Service: October 13, 2018 - Present
  Responsibilities: Director

- **Position:** CFO
  Dates of Service: October 13, 2018 - Present
  Responsibilities: CFO

- **Position:** Secretary
  Dates of Service: October 13, 2018 - Present
  Responsibilities: Secretary

Other business experience in the past three years:

- **Employer:** KMJ Accounting Services
  Title: Associate
  Dates of Service: January 01, 2017 - October 13, 2017
  Responsibilities: Accounting for KMJ clients

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non Voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each

investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the RV industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

All of the Class A Voting Common Stock is held by Peter Tezza and Laura Tezza. The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that ModVans model CV1 is a good idea, that the team will be able to successfully market and sell the product, that we can price the product accurately and sell and deliver enough units that the Company will succeed. The company just began producing 2 RVs a month in October 2018, the company has recognized revenue without delivering RVs, inability to fulfill orders for pre-sold RVs could result in negative publicity, the company has outstanding debt liabilities such as the loan from Newtek and expects to incur significant increases in expenses as it ramps up operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks associated with manufactured products

The Company manufactures recreational vehicle products that have the potential to be involved in injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right. Investor funds will be returned if the target amount is not reached by the offering deadline.

Liquidation Events

In the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is dependent on outside government regulation such as the DOT and FMVSS and other relevant government laws and regulations. The laws and regulations concerning the selling of our product maybe be subject to change and, if they do, the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product therefore your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
P.J. Tezza	1,564,000	Class A Voting Common Stock	97.75
Laura L. Tezza	36,000	Class A Voting Common Stock	2.25

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 179,831 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 1,600,000 with a total of 1,600,000 outstanding.

Voting Rights

Each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings.

Material Rights

Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

Class B Non-Voting Common Stock

The amount of security authorized is 900,000 with a total of 500,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The amount of security authorized is 900,000 shares. 500,000 shares are committed, but not issued to an incentive pool for directors, advisors, officers and key employees. 400,000 shares are committed, but not issued to be sold via Regulation Crowdfunding

or any other legal means to raise capital for the The Company's current expansion plan. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $160.00
  Number of Securities Sold: 1,600,000
  Use of proceeds: This money was used to purchase equipment, for working capital and for cost of goods sold.
  Date: October 15, 2018
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

WebTez, Inc. doing business as ModVans, operates as a recreational vehicle (RV) manufacturer. The company manufactures an RV model under the name CV1. The CV1 includes features such as solar charging system, pure sine wave inverter / chassis generator, extra large 2 burner propane stove, deep undermount sink, 3 cubic foot, high efficiency, compressor based refrigerator, toilet, dedicated house battery system, rooftop air conditioner, electric heater, propane heater, LED lighting system, propane system and fresh water system.

Historical results and cash flows:

ModVans sales of apx. $2.5 million/year are currently limited by production capacity. The Company plans to sell $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month, representing sales of apx. $10 million/year. Once the capital is funded, the Company believes it will take approximately 12 months to complete the production capacity expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

ModVans has apx. $100,000 cash on hand and accounts receivables of apx. $900,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company plans to sell $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

ModVans is currently cash flow positive. The funds from this campaign are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
The funds from this campaign are not necessary to the operation of the company.

How long will you be able to operate the company if you raise your maximum funding goal?
The funds from this campaign are not necessary to the operation of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

ModVans does not have any firm plans to raise additional capital or take on additional debt at this time.

Indebtedness

- **Creditor:** Newtek
  Amount Owed: $260,802.00
  Interest Rate: 2.75%
  Maturity Date: November 22, 2027

- **Creditor:** Peter J. Tezza II
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2027

Related Party Transactions

- **Name of Entity:** Dale C Leonard
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan from shareholder for $15,000
  Material Terms: No interest or maturity date

- **Name of Entity:** Dale Leonard Jr.
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan from shareholder for $60,000
  Material Terms: No interest or maturity date

- **Name of Entity:** Laura Tezza
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan from shareholder for $5,000
  Material Terms: No interest or maturity date

Valuation

Pre-Money Valuation: $12,495,000.00

Valuation Details: We set our valuation at 5 X our first year revenue of $2,400,000. Here are some comparable companies on StartEngine. Atlis Motor Vehicles: Pre-prototype (traction based on free reservations) with a valuation of $3,900,000. Cityfreighter: Pre-prototype with $5,000,000 valuation. xCraft $590,000 revenue, cash flow negative, $1,160,000 liabilities and a valuation of $6,000,000. Golfboard $3,240,000 revenue, cash flow negative, $3,300,000 liabilities and a valuation of $8,000,000. Then GeoOrbital with $1,800,000 sales, early customer deliveries and $10,000,000 valuation. Our closest comparable is GeoOrbital. According to campaign documents, they had 1 year sales of $1.8M, gross profit margin of 24% and TAM of $15M. This compares with ModVans sales of $2.4M, gross profit margin of 33% and TAM of $900B.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  50.0%
  Design and build molds for interior wall panels to speed up interior finishing.

- *Operations*
  44.0%
  Purchase chassis and parts for pre-sold RVs.

If we raise the over allotment amount of $1,069,994.45, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  5.0%
  Design and build molds for interior wall panels to speed up interior finishing.

- *Operations*
  89.0%
  Increase production capacity from 2 RVs/month to 10RVs/month by adding 3-4 assembly teams. Purchase chassis and parts for pre-sold RVs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.modvans.com/ (https://www.modvans.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/modvans

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WebTez, Inc.

[See attached]

WEB TEZ, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017 Restated

Web Tez Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

To the Board of Directors of
WebTez, Inc
Fremont, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of WebTez, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017 Restated, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017 Restated, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marko Glisic, CPA
Los Angeles, California
04/24/2019
Marko Glisic, CPA

WEBTEZ, INC
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
ASSETS		
Current Assets		
Cash and Cash Equivalents	54,684	99,533
Account Receivables	909,595	311,848
Other Current Assets	63,048	63,048
Total Current Assets	1,027,326	474,429
Fixed Assets		
Property and Equipment, net	18,679	21,792
Total Non Current Assets	18,679	21,792
TOTAL ASSETS	$ 1,046,005	$ 496,220
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Current SBA Loan	21,863	
Due to Shareholders	80,000	-
Total Current Liabilities	80,000	-
Non-Current Liabilities		
SBA Loan	260,802	280,490
Total Non-Current Liabilities	260,802	280,490
Total Liabilities	340,802	280,490
Equity		
Class A Voting Common Stock, par value $0.0001 1,600,000 shares authorized, issued and outstanding	160	160
Class B Non Voting Common Stock, par value $0.0001 900,000 shares authorized, none issued and outstanding		
Additional Paid In Capital	5,714	4,970
Distributions	(263,226)	(315,525)
Retained Earnings	526,125	354,201

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

Net Income	436,430	171,925
Total Equity	705,203	215,730
TOTAL LIABILITIES & EQUITY	$ **1,046,005**	$ **496,220**

WEBTEZ, INC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
Revenue	$ 1,354,069	$ 370,621
Cost of Goods Sold	561,657	99,758
Gross Margin	792,412	270,863
Expenses		
Advertising and Marketing	1,925	1,428
General and Administrative Expenses	330,525	60,688
Research and Development	-	-
Total Expense	332,450	62,116
Operating Income/(Loss)	459,963	208,747
Depreciation Expense	(3,113)	-
Non Operating Expenses		
Other Expense	-	(36,337)
Interest Expense	(20,422)	(490)
Other Income	2	5
Total Other Income (Expense)	(20,420)	(36,822)
Income Tax	-	-
Net income/(Loss)	$ 436,430	$ 171,925

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

WEB TEZ, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	Class A Common stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
December 31, 2017	1,600,000	$ 160	-	$ -	$ 4,970	$ 210,600	$ 215,730
Contribution	-	-	-	-	53,043	-	53,043
Distribution	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	436,430	436,430
Balance at December 31, 2018	1,600,000	$ 160	-	$ -	$ 58,013	$ 647,030	$ 705,203

WEBTEZ, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
Cash flows from operating activities		
Net income	$ 436,430	$ 171,925
Depreciation	3,113	-
Amortization	-	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Account Receivables	(597,747)	(287,941)
Inventory	-	-
Other Current Assets	-	(63,048)
Net Cash Provided By Operating Activities:	**(158,204)**	**(179,064)**
Cash flows from Investing Activities		
Purchase of Fixed Asset	-	(21,792)
Purchase of Intangible Asset	-	-
Net Cash used in investing activities	**-**	**(21,792)**
Cash flows from Financing activities		
Note Payable Borrowings	80,000	-
Newtek SBA Loan	(19,688)	280,490
Contribution	53,043	19,700
Net cash received from financing activities	**113,355**	**300,190**
Net (decrease) increase in cash and cash equivalents	(44,849)	99,335
Cash and cash equivalents at beginning of period	99,533	198
Cash and cash equivalents at end of period	**$ 54,684**	**$ 99,533**

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

WebTez, Inc. was formed on February 15, 2012 ("Inception") in the State of Georgia. The financial statements of WebTez, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ventura, California.

WebTez, Inc. doing business as ModVans, operates as a recreational vehicle (RV) manufacturer. The company manufactures a recreational vehicle (RV) model under the name CV1. The model includes features such as solar charging system, pure sine wave inverter / chassis generator, extra large 2 burner propane stove, deep undermount sink, 3 cubic foot high efficiency, compressor based refrigerator, toilet with privacy closet, dedicated house battery system, BTU rooftop air conditioner, electric heater, propane heater, LED lighting system, propane system, fresh water system, and black water.

NOTE 2 – RESTATEMENT OF 2017 FINANCIAL RESULTS

The company has restated its previously reported financial statements as at and for the year ended December 31, 2017 and related disclosures. The restatement of the company's financial statements followed an independent review of the year 2018 financial statements. During that review, it was identified that the 2017 equity did not properly rollforward to 2018, causing the company's management to restate the 2017 financial statements because of errors in the accounting system. The effects of the restatement, including the correction of all errors identified by the company's management are reflected in the company's financial statements and accompanying notes included herein. The total cumulative impact of the restatement through December 31, 2017 is to decrease shareholders' equity by $6,405. The $6,405 total cumulative impact on shareholders' equity as at December 31, 2017 comprises a decrease in retained earnings in the amount of $6,405, resulting from a decrease of net income in 2017 by the amount of $286,068.

The corrections to the 2017 financial statements relate to:
1. Adjustments to sales, primarily due to incorrect dates (dates were time of data entry rather than time of transaction)
2. Added missing bank accounts (PayPal, savings and ModVans checking)
3. Reclassified income and expenses to better align with our business as we transitioned from consulting and web hosting to RV manufacturing.
4. Properly entered SBA loan proceed transactions to account for fees, direct payments to vendors and interest.

The following table summarizes the changes made to the December 31, 2017 balance sheet.

	As Reported	Adjustment	As Restated
Cash and Cash Equivalents	$ 392,773	$ (293,240)	$ 99,533
Account Receivables	$ 427,430	$ (115,582)	$ 311,848
Other Current Assets	$ -	$ 63,048	$ 63,048
Property and Equipment-Net	$ 47,311	$ (25,519)	$ 21,792
Intangible Assets-Net	$ 10,348	$ (10,348)	$ -
Total Assets	$ 877,862	$ (381,641)	$ 496,220
Due to Shareholders	$ 76,652	$ (76,652)	$ -
Total liabilities	$ 357,142	$ (76,652)	$ 280,490

The following table summarizes the changes made to the December 31, 2017 statement of operations.

	As Reported	Adjustment	As Restated
Revenues	$ 641,380	$ (270,759)	$ 370,621
Cost of Goods Sold	$ 82,535	$ 17,223	$ 99,758
Total Operating Expenses	$ 100,857	$ (38,251)	$ 62,606
Other Expenses	$ -	$ 36,337	$ 36,337
Net Income	$ 457,992	$ (286,068)	$ 171,925

The following table summarizes the changes made to the December 31, 2017 statement of cash flows.

	As Reported	Adjustment	As Restated
Operating activities	$ 144,815	$ (323,879)	$ (179,064)
Investing activities	$ (32,731)	$ 10,939	$ (21,792)
Financing activities	$ 280,490	$ 19,700	$ 300,190

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 the Company carried receivables of $909,595.

Inventory
The Company has no inventory. Since 2017, the company has been in research and development mode and has not yet started customer deliveries and therefore had no inventory.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, a property and equipment in the amounts of $21,791.64, with accumulated depreciation the amounts of $3,113.03 for both 2018 and 2017 respectively.

Category	Useful Lives
Equipment	7 years

Intangible Assets-Patent
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. As of December 31, 2018, the company has no intangible assets.

Revenue Recognition
The Company will recognize revenues primarily from the sale of recreational vehicles model when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company with the consent of its shareholders, has elected under the Internal Revenue Code to be an S-corporation. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on

their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company signed a long-term loan with Newtek on November 21, 2017 and matures in 10 years. The loan is a Small Business Administration guaranteed loan in the amount of $280,000. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing. The following is a summary of principal maturities of long-term debt during the next five years. As of December 31, 2018, the loan has an outstanding balance of $260,802. The following is a schedule of future maturities:

Year	Principal
2019	$ 21,863
2020	23,278
2021	24,899
2022	26,633
Thereafter	164,129
Total	$ 260,802

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company has a lease for its office space. The lease is a three-year lease with 3 consecutive options for 3 additional years each which is required by SBA. The base rent will increase by 4% each year in October.

The following is a schedule of future minimum payments required for the first 3 years.

Year	Future Commitment
2018	$ 24,166
2019	25,132
2020	26,135
Total	$ 75,432

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of two classes of shares with $0.0001 par value that consists of 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock.
As of December 31, 2018, 1,600,000 shares of Class A common stock are issued and outstanding for a consideration of $160 and none of Class B voting common stock have been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2018, the company has loan from its shareholders in the total amount of $80,000. The loan has no interest charges.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 24, 2019, the issuance date of these financial statements.

As of March 6, 2019, of the company issued 1,000 shares of Class B Non-Voting Common Stock at a price of $5.95 to crowdfunding investors.

As of April 17, 2019, of the company issued 29,024 shares of Class B Non-Voting Common Stock at a price of $5.95 to crowdfunding investors.

The company management plans to submit the forms to change its IRS classification from an S-Corporation to a C-Corporation for calendar year 2019 due to the requirements for the Regulation Crowdfunding equity sale.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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5
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Investors

$185,330.60
Raised of $10K - $1.07M goal



ModVans
Modern & modular
camper vans

🔵 Small OPO   🏠 Ventura, CA
🏷 Transportation
📍 Accepting International Investment

Invest Now   ♡

$101.15 minimum investment

Overview   Team   Terms   Updates   Comments   **Share**

Modern, Modular and Affordable Camper Vans.

Invest in ModVans

The ModVans CV1 is the superhero of campervans, hauling kids to and from soccer practice by day and road tripping by night. It's a cargo van for work during the week and a living space for play on weekends. It's an adventure van that doubles as a daily driver.

Originally built to meet the needs and tastes of our founders, Laurie and PJ Tezza, **the prototype CV1 quickly caught the attention of countless autobuyers eager for an alternative to stale RV designs.**

During our first 12 months in business, **ModVans has sold over $2.4 million worth of CV1s and achieved positive cashflow with virtually no money spent on marketing or sales.** That's 100% organic growth! ModVans achieved RVIA certification this past February, and customer deliveries began in June.





The demand for ModVans far exceeds our present ability to produce them, which is why we are seeking funding now. We need to immediately expand production capacity by scaling our existing model. **The goal is to increase sales to $10 million per year within the next 12 months.** Our long-term ambition is to disrupt the estimated $900 billion per year combined market for Class B RVs, minivans, SUVs and pickup trucks.

Sources: GoodCarBadCar. Market Size Projection based on GoodCarBadCar 2017 USA units sold times the average CV1 sale price of $86,000.

ModVans Needs You!

2017 USA Sales (units sold)



Sources: goodcarbadcar, RVIA

The ModVans vision is to win the hearts of adventurers and soccer moms alike. We want people to choose our multi-purpose camper van as their next minivan, pickup truck, SUV, or RV. We want them to be inspired to explore the great outdoors and get to work in comfort and safety. **To achieve this vision we must be able to meet customer demand.**

With current estimated delivery dates more than a year out, the biggest obstacle to revenue growth is limited production capacity. Our immediate need is to move into a bigger space and hire and outfit six more full-time assembly techs. **This investment campaign will help us meet our short term goal of growing from $2.4 million in sales per year to $10 million per year.**

Beyond the $10 million per year plan, **we envision capturing 1% or $9 billion per year of the overall family and work vehicle market.**

Market Size

With safe, comfortable seating for 5+ and removable RV components, the ModVans CV1 is a **full-featured camper van, family van and work van all in one.**

We believe the US market value for minivans, pickup trucks, SUVs and RVs is over **$900 billion/year.**

Source: *Market Size Projection based on GoodCarBadCar 2017 USA units sold times the average CV1 sale price of $86,000.*



The Offering

Investment

$5.95/Class B Non-Voting Common Stock | When you invest you are betting the company's future value will exceed $13.5M.

Why Invest in ModVans?

With $2.4 million in revenue, no sales costs and positive cash flow, you may be wondering why ModVans needs investors. We get this question a lot!

The answer is a matter of math and timing.

We are positively inspired by the story of Grand Design RV. **In 2016, after only four years in business, Grand Design was acquired by Winnebago for approximately $500 million.** To achieve this valuation, Grand Design was building 6,000 RVs per year. That's a lot of RVs!





We think ModVans has the potential to be much, much bigger! Assuming ModVans could invest 20% of every sale into production capacity at our current pace, we would save $500,000 over the course of a year. Growing just from those profits, it would take years to reach 6,000 RVs per year. That's not nearly fast enough to achieve the explosive growth of which we believe ModVans is capable.

Apart from matters of math and timing, ModVans wants to channel the "power of the crowd."

Our customers, friends and fans have seen our success and our sensational vans, and many have told us they want to invest! A regulation crowdfunding campaign is the simplest, quickest way for us to offer equity to both accredited and non-accredited investors. Another unique benefit of crowdfunding is that every investor becomes a brand ambassador. **We know our investors will want to share the ModVans story far and wide.**

Why Now?

We believe that over the last decade, changing consumer tastes and financial conditions have forced rapid and drastic changes in the auto industry. Consumers are no longer satisfied with a basic car that gets them from point A to point B: The best selling vehicle in the US is the aluminum bodied Ford F150 pickup truck, every manufacturer has a deep lineup of crossover SUVs, and some auto manufactures now say that traditional cars are no longer worth building.

Auto manufacturers that have invested in R&D to keep pace with this paradigm shift are reaping the rewards in a market for vans, trucks and SUVs that continues to grow.

The RV market has experienced even more growth than the automobile industry over the past decade. We believe this growth has shielded RV manufacturers, who continue to double down on the "bigger with more amenities" strategy.





But change is coming as demographics of mainstream RV buyers shift from baby boomers to millenials. The beginning of this shift is evidenced by the fact that smaller, Class-B RVs are now the fastest growing motorhome market segment.

We believe that people want an adventure vehicle that isn't limited to their old conceptions of an RV as a bulky house on wheels. They want something with more potential. Today's buyers are searching for new experiences. They want performance, practicality, and the ability to indulge their passions for adventure.

They want ModVans.

ModVans is on the cutting edge of vehicle design, and our modular CV1 camper van is just the start. With your help, we can disrupt the auto and RV industries.

What is ModVans?

ModVans is a new RV manufacturer with a line of modular camper vans and RVs built for family, work and play. Our CV1 is a crossover utility vehicle that blends the versatility of a van with the durability of a truck and the comfort of a passenger vehicle. Our CV1 boasts these



unique elements:

- Full-featured camper van
- Strong, lightweight, modular components make for true multi-purpose vehicles
- Modern and sleek designs deviate from typical RV decor
- Easy-to-drive Ford Transit chassis with industry leading power and fuel economy
- Safe and comfortable seating for up to seven passengers
- Commitment to top quality and safety standards
- Online customization and reservation system
- Affordable for families - available RV financing





We believe that other RVs on the market today neglect the wants and needs of today's buyers as well as recent advances in materials and manufacturing processes. ModVans brings an innovative strategy to this industry - a distinctive multi-purpose vehicle that replaces the need to own separate vehicles for work, life and play.

Investing in ModVans now is your best opportunity to invest in a revolutionary vision for the future of transportation.

What Does ModVans Offer?





Our premier RV, the model CV1, is the first in a planned line of many vehicles. It is a full-featured camper van, passenger vehicle and work truck all in one. It features removable, modular components that allow owners to adjust the layout to their activities. Critically, the CV1 is based on the low-roof, medium-length Ford Transit chassis, making it affordable, easy to drive, easy to park, and serviceable by any Ford dealer.

The base model CV1 includes all these standard features:

- Pop-up top
- Safe, comfortable, leather covered seating for up to seven
- Two comfortable large removable beds
- Touchscreen stereo / GPS
- Strong, lightweight, removable storage cabinets
- High-efficiency refrigerator
- Rooftop A/C





- Furnace
- Propane system
- 2000-watt inverter
- Two-burner stove
- Sink
- Water systems
- LED lighting
- Powerful, fuel efficient V6
- Heavy-duty towing package

These are some popular CV1 options:

- Powerful, twin turbo EcoBoost engine
- 4-wheel drive
- All-around windows
- 300-watt solar charging system
- 4G LTE cell booster
- Outdoor shower
- Third-row seats

A complete list of options and customizations and detailed descriptions of design features is available on the ModVans website.

The ModVans Customer Experience

When they found us, most of our customers had been actively searching for a vehicle like the CV1 for months or even years. Here are some typical quotes gathered from our customers:

Q: How long did you search for a camper van before selecting ModVans?

A: *We have been researching online for about three years and waiting for smaller camper vans to be released on the market.*

Q: How long did you search for a camper van before selecting ModVans?

A: *1.5 - 2 years*

Q: How long did you search for a camper van before selecting ModVans?

A: *We have admired from afar for years, but then began searching earnestly for a van or builder at the beginning of August [6 months].*

We first connected with buyers through $5 ads on Craigslist, and after only a month, demand was so overwhelming that we stopped all paid advertising. For the last 12 months, **all sales have come from unpaid organic growth** via Google searches, customer referrals and mentions online and in the press.





The ModVans website provides detailed information, photos and videos about the CV1. In addition, potential customers often call or email with questions or schedule in-person demos.

Once a customer has decided the ModVans CV1 is right for them, they use the ModVans website to select options, make customizations and place a reservation. Based on the options selected and our current production schedule, our reservation system automatically collects a refundable $1,000 - $4,000 reservation payment and provides an estimated delivery date.

When a new reservation arrives, the ModVans sales team springs into action. We contact the customer via email or phone to confirm their selections and make any last-minute changes. A sales order is generated and electronically signed. The sales order contains all customer selections and converts the customer's reservation payment into a non-refundable deposit.



With the sales order and deposit secured, ModVans orders the customer's Transit chassis from Ford. A custom-ordered Ford Transit chassis takes about 12 weeks to arrive at our factory from the Ford assembly plant. When the Transit arrives at ModVans, our production team begins the conversion.

The conversion uses over 300 parts, including off-the-shelf parts, which are ordered from various manufacturers and distributors, and custom parts, such as the pop-up top and cabinets, which are manufactured in-house by ModVans. **The conversion process for a CV1 takes a team of two techs about three weeks and requires about 750 square feet of floor space.**

While the customer's CV1 is being assembled, our sales team works with the customer to finalize payment or financing and travel arrangements. Most customers come to the ModVans factory to take delivery of their CV1 so they can meet us in person, receive hands-on training, and start their new adventure from beautiful Ventura, California.

Why Customers Choose ModVans



Competition







ModVans stands out from the competition in 4 areas:

Versatility, Design, Price, and Modern Manufacturing:

   

Versatility: With safe, comfortable seating for up to seven and removable RV components, the ModVans CV1 is the only available modular, full-featured RV/camper van, family van and work van all in one. Our pop-up top roof adds space without the loss of driveability, maneuverability and parkability. Every CV1 comes standard with a long list of RV features including five-passenger seating and two large, comfortable and removeable beds.

Design: We believe that traditional RV manufacturers are in a rut, using 70s-era design elements like particle board and laminated countertops. The ModVans CV1 uses strong, durable and lightweight materials, such as aluminum and composite panels. We combine these materials with clean, modern design principles made popular by brands such as Apple.

Price: With an MSRP of $85,000, the CV1 is priced well below the competition. Traditional Class-B RVs, such as those from Airstream and Pleasure-Way, cost well over $100,000. Direct competitors, such as Sportsmobile and Colorado Camper Vans, charge more for fewer features, have, in our opinion, outdated designs, and don't offer a complete RV financing solution. ModVans created and maintains our price advantage by using mass and automated manufacturing, low overhead and a relentless pursuit of best-in-class parts and materials at the best prices.

Modern Manufacturing: While we believe our competitors are stuck with old designs that require lots of error prone and expensive manual labor, ModVans built a set of "modules" that can be mass produced. Every custom ModVans part starts with a 3D CAD model. Computer Automated Manufacturing (CAM) with automated routers, molded parts, and computer designed templates ensure consistent quality at lower prices. ModVans plans to expand its use of automation with materials handling and industrial robots for cutting, drilling and welding.

In addition to being less expensive and easier to purchase than other RVs, ModVans CV1 owners save even more money over time. First and foremost, there is no need to own a totally separate and expensive vehicle for camping.

Traditional RVs guzzle gas, are expensive to maintain, expensive to store, and expensive and time consuming to service. Campsite spaces for large RVs are more expensive and much more limited in availability (the CV1 can fit in almost any campsite parking space).

As a daily driver, the ModVans CV1 requires no special storage, fits in standard parking spaces, and gets good gas mileage. Ongoing maintenance is easy, too, as the Transit chassis can be serviced at any Ford dealership.

Sources: Prices and equipment lists estimated from www.modvans.com, www.airstream.com, www.sportsmobile.com and www.coloradocampervan.com. Ease of purchase ability based on ModVans 2018 Survey of Competitors web based pricing and reservation capabilities. The ability to use the CV1 as a daily driver will depend on each customer's individual circumstances.

Our Customer Locations



AR	Little Rock	CT	Darien
CA	Altadena	FL	Melbourne
CA	Ventura	MA	Worcester
CA	Ventura	MD	Damascus
CA	Jacumba	MN	St. Cloud
CA	Pacific Palisades	NE	Omaha
CA	Laguna	UT	Farmington
CA	Grass Valley	OH	Chardon
CA	Newbury Park	OR	Portland
CA	Petaluma	SC	Columbia
CA	San Francisco	VA	Alexandria
CA	San Francisco	VA	Norfolk
CA	Torrance	WA	Bellingham
CA	Santa Ana	WA	Camus
CA	Santee	WA	Sequim
CO	Denver	WY	Jackson

What Our Customers Are Saying

"P.J. is world-class at doing what he's doing, as he has amply demonstrated in diverse fields (I do my homework)."

— DB

"J---- and I had every faith in the van project then, and have every faith in it now! We both surmised that PJ was a visionary who wanted to "get it right," and would not compromise his standards in the process, which would ultimately mean that the van we would eventually drive away would be both his, and our, dream ....."

"The completed Van looked fantastic, really impressed with the quality of the final product. I sure the whoever flew in to pick it up was stoked!"

— NG

The ModVans Story

A few years ago, our founders, Laurie and PJ, had a rare opportunity to take a month-long trip. They wanted to check out #vanlife, so they bought a used RV and took a road trip. They (and their dogs) loved the the trip, but the RV was a beast to drive and guzzled gas like it was the 60s. They had to pay to park it in a storage facility when it wasn't in use, and it seemed silly and excessive to take it out for short solo trips.



They found that they wanted a modern, reliable and modular vehicle they could use for camping AND as a daily driver. They searched long and hard, but they couldn't find what they wanted at any price. So, after a lot of research, they bought a Transit van and got to work building the camper van of their dreams.

At first, friends and family were skeptical, but as the project got nearer to completion and the vision became concrete, excitement started to build. They realized they had something amazing to offer the world - a vehicle that can do it all.

Knowing that PJ and Laurie were serial enterpneuers, friends suggested that they start a business selling camper vans. Well versed in lean startups, they determined that the MVP was a website and preorders for five CV1s. They assembled a collection of photos of their van and launched ModVans to the world.

The rest is history!



In the last 11 months, ModVans has sold over $2.4 million worth of vans with $30 in Craigslist ads! ModVans is certified by the RVIA and listed in JD Powers' NADA Guides. In addition to the prestige and assurance these designations confer, our customers are able to obtain legitimate RV financing and extended service contracts.

Each iteration of our build process leads to improvements. Each delivery brings another happy customer and another success for us. When we build vans, our thought process is, "What would we want in a van?" **It is our goal to build great adventure vans that meet strict quality and safety standards.**

One of the major motivations for pre-selling five CV1s was to ensure the ModVans goal of being a great place to work.

All full-time ModVans employees earn above living wages with full benefits such as health insurance, paid vacation, and **the opportunity to participate in our stock incentive plan. Every ModVans employee is an investor just like you!**

Invest in ModVans

It isn't often that a lean startup with existing customers and a record of successful sales comes through a crowdfunding platform, but that's what ModVans is: a legitimate company on that has had explosive growth.

This is your opportunity to invest at the ground level and be a part of ModVans history. **Come join us!**





In the Press

   

SHOW MORE

Meet Our Team





Peter J. Tezza II
Co-Founder
20+ years experience in start-up and early stage technology companies, multiple successful exits



Laura L. Tezza
Co-Founder
MBA, 20+ years experience in start-ups











Abe Kleinfeld
Adviser

JT Aupetit
Adviser

Randy Fuchs
Adviser

Jonathan Braswell
Adviser

CEO at GridGain Systems



MS Aerospace Engineering



PE Mechanical Engineering

Principal Software Engineer



Offering Summary

Maximum 179,831* shares of Class B Non-Voting Common Stock ($1,069,994.45)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,680 shares of Class B Non-Voting Common Stock ($9,996)

Company	ModVans
Corporate Address	1673 Donlon St, Suite 202, Ventura, CA 93003
Description of Business	ModVans is an adventure van that doubles as a daily driver.
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$5.95
Minimum Investment Amount (per investor)	$101.15

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

10 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the ModVans offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

17 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

ModVans Launches on Product Hunt!

about 1 month ago

Product Hunt is THE hip website for the latest tech products. Check out the ModVans CV1 launch:
https://www.producthunt.com/posts/modvans-cv1-camper-van



● 1   Music



RelaxMyDog

Relaxing Music and TV Designed for dogs

● 1   Pets

▲
1



ModVans CV1 Camper Van

Camper van, family van and work van all in one

● 1   Tech

▲
1



Hotjar

See how your visitors are really using your site – for free

● 65   Promoted ?

▲
6232

ModVans Wins Top Spot at RVX Show!

about 1 month ago

RVX is the biggest RV dealer-focused marketing event of the year and ModVans was in the spotlight. The ModVans CV1 was awarded the top spot in the Van Life category! Interest from RV Dealers is through the roof! Fortunately, we've built an app just for RV dealers so they can order CV1s for next year's camping season.







Ford Announces AWD and more for Ford Transit

about 2 months ago

Great news for ModVans! In 2020, Ford will be adding "Affordable" All Wheel Drive, Front Seat Swivels and a Crew configuration to the Ford Transit. In case you didn't already know, the ModVans CV1 is based on the Ford Transit and will benefit from being an early adopter! Even if you are not in the market for a new van or RV, you can benefit from this trend by investing in ModVans! Read more about the 2020 Transit at https://media.ford.com/content/fordmedia/fna/us/en/news/2019/03/05/2020-ford-transit.html


A MOM, A HIKER AND A DELIVERYMAN WALK INTO A SHOWROOM; EACH DRIVES OUT IN A NEW 2020 FORD TRANSIT

MAR 5, 2019 | INDIANAPOLIS



- New features for best-selling Ford Transit family include available all-wheel drive for improved traction; 2020 Transit also sees two all-new engines and new 10-speed automatic transmission

- New driver-assist features – including standard Pre-Collision Assist with automatic emergency braking and available

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

CV1 Owner's Area and Owner's Manual

2 months ago

Some of you may be old enough to recall when products came with documentation! Between our engineering work, our own camper van use and feedback from early customers, we are starting to build a CV1 knowledgebase. Rather than answer the same questions over and over, we decided to write an Owner's Manual for the CV1. The Owner's Manual is designed to be both used electronically or printed (in duplex to conserve paper) for offline us. We also build a CV1 Owner's Area on our website. For now, this is a central location our customers can use to access and download all documentation associated with their CV1. In the future, this will become a central place for owners of ModVans products to learn and communicate with ModVans and other ModVans customers.









ModVans CVI
Owner's Manual
Version 1.0

Millennials fuel the RV industry with new sales

2 months ago

Good news for ModVans: "Young couples in their late 20s and 30s are buying RVs in growing numbers, fueling an industry that for decades relied heavily on retirees.": https://www.houstonchronicle.com/business/article/One-industry-millennials-aren-t-killing-13600084.php#photo-16896718



Extending Campaign - Updates

2 months ago

Thanks so much to all our investors! With over $125,000 raised so far, the campaign is a big success! In addition to the money, we have over 170 new investors and our new extended family is helping us share the ModVans story far and wide. Part of the purpose of our StartEngine campaign is to build brand awareness. Since our campaign launch, we've gone from 200 to over 1,500 followers on Facebook, from 0 to 200 followers on Instagram and grown our email subscription list to over 700 verified addresses.



As some of you may have already read, we are in the process of extending our StartEngine investment campaign deadline. Our campaign didn't rocket to $1 million, but we are making steady progress, so, at this point, it makes sense to extend it. Nothing in our road map has changed – we are still headed to RVX next month and still expanding production has quickly as possible. The money received so far has helped us expand our team, purchase new chassis and materials and now we have enough money to lease a new, larger facility.

We are currently at 8 employees - 6 full time and 2 part time. Week before last, we hired Tania part time to assist with inventory management (see below), and last Thursday, we welcomed a new full time Assembly Tech, Jerry, to the ModVans team!

To speed up production, we recently split the 4 full time shop employees into two teams: Parts and Assembly. Previously, we did a lot of cross-training. Everybody could do almost every job, but our assembly operations had delays waiting (and looking) for parts. We have a fair number of "parts" we manufacture such as the cabinets and popup top lift mechanism. Now the Parts team will be responsible for manufacturing these parts and staging them for the Assembly team. This new organization is already helping. We also created and hired for a new position to monitor our inventory with a plan to avoid outages for purchased parts and raw materials while keeping our inventory lean (to minimize costs and storage space).

To increase production further, we desperately need more space (and more bathrooms)! We are super busy building 2 CV1s to take to RVX (see our previous update for more info), so, we can't move for the next month or so, but we are keeping watch for deals or spaces that seem to fit us well. Here is a rendering of how we might use the most promising space we've found so far:





We plan to split the factory floor into Parts (left) and Assembly spaces (right). As you can tell from the rendering, having the RVs in two rows would be difficult without a lot of shuffling, so we think this space would probably work best for up to 8 RVs per month (1 row of 4 lifts working with each lift/assembly team building 2 RVs per month). For this space, there is some outdoor storage as well that will be important for new chassis staging and completed RV delivery.

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the ModVans offering. Here's an excerpt describing the specifics of the change:

Extending campaign 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

The Time to Invest in ModVans is NOW!

3 months ago

Let me explain why:

1) In the last few weeks, we've been cold called by 3 RV Dealers (Colorado, Minnesota and Florida), 1 Ford Dealer (Colorado), 1 Merger & Acquisition firm on behalf of a large RV manufacturer (Europe) and 2 large investment groups. None of these calls has yet gone much further than introductions, but the point is that interest in ModVans is building and a deal that impacts stockholders could break at any moment. All these calls have two things in common – the callers see that the RV market is headed away from large RVs to smaller, hipper, more flexible vehicles and they like what ModVans is doing enough to make a call.

2) In March we will be exhibiting at the RVX RV industry trade show in Salt Lake City. This will be our first exposure to the full RV industry, including large RV Manufacturers and RV Dealers. We looked carefully at every other exhibitor and, in our opinion, the CV1 will be the most interesting and exciting new thing at the show! We had originally planned to bring one completed CV1 to show in our exhibit floor space (see 3D example layouts below), but, due to some exciting (and secret) developments this week, we will now be taking two CV1s! Building 2 CV1 in the next few weeks will be tough, but the team is ready for the challenge and the results will be worth the effort. With 2 RVs at RVX and our new and unique style with the CV1, 2019 will be the year that ModVans becomes a force to be reckoned with in the RV industry. At a minimum, we expect to receive a lot of free press and major RV dealer contacts, but this type of exposure could easily lead to a major event for ModVans investors.

Don't kick yourself later down the road for failing to invest in ModVans when you had the chance! With positive cash flow from sales, a great team, solid growth plans, and a $900 billion (with a "B"!) addressable market, ModVans is a reliable investment that could end up being

worth many times your original stake.



MODVANS RECEIVES CLEAN COMPLIANCE REVIEW FROM CROWDCHECK!

3 months ago

Every equity crowdfunding campaign must undergo a legal compliance review, and CrowdCheck recently concluded its review of ModVans. Compliance checks determine whether a company is a **legitimate venture** conducting the type of business it claims, is **properly incorporated** in a US state, and **meets the legal requirements** for soliciting investment via Regulation Crowdfunding.

We are pleased to share ModVans' clean compliance report from CrowdCheck! (http://portal.crowdcheck.com/#/report/view/493) Because we are confident in our **proven business model** and believe that ModVans has an **extraordinary future**, we believe that **investing in ModVans is a good prospect** and we hope that this latest success enhances our legitimacy and provides a boost of confidence to current and prospective investors.

The only thing holding us back from explosive growth is lack of capital. In order to meet customer demand, **ModVans must expand** production into a bigger space and hire more team members. **INVEST NOW** and **INVEST BIG! Be a ModVans backer** and help us build ModVans for everyone who wants one!

ModVans Compliance Check Report

Company: WebTez, Inc. d/b/a ModVans
Address: 1673 Donlon St. Suite 202, Ventura CA 93003
Website: www.modvans.com
Company Type: Corporation
Company Founded: 2012



WebTez, Inc. d/b/a ModVans
Issued January 10, 2019

WebTez, Inc. d/b/a ModVans has received a Compliance Check from CrowdCheck for the purposes of raising a minimum target amount of $9,996.00 and up to $1,069,994.45 in an offering of the company's Class B Non-Voting Common Stock on StartEngine (the "Offering"). The Compliance Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated in a US state, and meets certain legal requirements to seek investment through an online securities offering under Regulation CF as described in the report below. In conducting a

Compliance Check, CrowdCheck obtains information and documentation directly from the company and from other sources that support statements made by the company and statutory and regulatory requirements. CrowdCheck reviews only the material referred to in this Report; we do not review other offering materials that may appear on StartEngine's website or have been filed with the SEC, except to ensure that the regulatory requirements are met. CrowdCheck has been able to obtain sufficient evidence from WebTez, Inc. and outside sources to provide ModVans with a Compliance Check.

The Compliance Check provides assurance that the offering complies with the requirements of Regulation CF. It also provides evidence that a company is a legitimate operating entity, but is not absolute proof. Further, the Compliance Check does not provide any assurance that statements made by ModVans (other than statements specifically checked in this Report) are not misleading, or omit material information required by Rule 201(y) of Regulation CF.

The Compliance Check does not address the likelihood of business success and should not be considered investment advice. **Always use your independent judgment when evaluating an investment opportunity.**

If you come across a term you are unfamiliar with, the CrowdCheck lexicon may have the answer.

Last Updated: 1/30/19 9:18 AM

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

WE HIT $100K TODAY!

3 months ago

ModVans is thrilled to announce that our investment campaign hit the $100,000 mark today! A huge thank you to all our investors for getting us this far! Please encourage your friends and family to take advantage of a great opportunity to invest at the ground level!




ModVans
Modern & modular camper vans
● Small OPO   🚐 Ventura, CA   🔧 Transportation   ⊙ US Investors Only

Raised of $10K - $1.07M goal

Invest Now   ❤

$101.15 minimum investment

Overview   Team   Terms   Updates   Comments   **Share**

Modern, Modular and Affordable Camper Vans.

❓

"We've been dreaming about you for quite a while."

3 months ago

ModVans is blessed to have some super enthusiastic, super supportive fans and customers, and we get some compliments that simply make our day! We did a demo in our shop today for a couple from California, and as we were saying our goodbyes, the woman simply stated, "We've been dreaming about you for quite a while." Moments like that remind us of our mission... Invest now and help our team make ModVans dreams come true for everyone who wants one!

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

MODVANS IS 100 INVESTORS STRONG!

3 months ago

As of today, ModVans has 100 investors!

That's 100 people who have put their faith in the ModVans mission of building our unique multi-purpose camper vans for all!

> **ABOUT EQUITY CROWDFUNDING**
>
> Equity crowdfunding is the process whereby people (i.e. the 'crowd') invest in an early-stage unlisted company (a company that is not listed on a stock market) in exchange for shares in that company. A shareholder has partial ownership of a company and stands to profit should the company do well.
>
> Previously only wealthy individuals, venture capitalists and business angels, could invest in startups. Equity crowdfunding platforms have helped democratize the investment process by opening the door to a larger pool of potential investors dubbed "the crowd".

Thank you to everyone who has contributed so far...

We are not far from the $100K mark, but there is a long way to go to get to our $1M goal so please consider investing more, encouraging friends and family to invest, and sharing our campaign on social media.

So far customer response has been far beyond our expectations, those who have taken delivery of their CV1s are thrilled, and we have hired some skilled team members who love being part of the ModVans team.

We love delivering happiness to our adventure seeking buyers, and we are loving the power of our ModVans crowd!

MODVANS MAKES THE FRONT PAGE!

3 months ago

ModVans is so excited to be featured on the StartEngine homepage! Check it out:



There are only 33 days left to invest in one of the hottest startups of the year, so share this opportunity to get in at the ground level with your family and friends and tell them to invest now!

HAPPY NEW YEAR!

4 months ago

As 2018 comes to a close, we reflect back on the year, recognizing how much we have accomplished in our first year as a startup and how much we have to be grateful for: in just 16 months we have opened up shop, hired a team, established a supply chain, delivered several production CV1s, become cash flow positive, and reached $3.3 MILLION in sales!

Through hard work, determination, and the dedication of our top-notch team, we have designed and delivered a camper van that our customers love. One customer told us that his wife loves their CV1 so much that we have saved their marriage! We are tremendously grateful to have great customers... the excitement, support, and patience they have provided has made the difference between building a business and realizing a dream.

We are looking forward to 2019 with high hopes for another stellar year at ModVans!
Invest in ModVans today and ride the wave of success along with us!



HAPPY HOLIDAYS!

4 months ago

We at ModVans hope everyone is having a joyful holiday season! As the year comes to a close, we are looking back on how far we've come and how much further we hope to go. We'd like to thank everyone who has joined our journey so far, whether as a customer, an investor, or as a fan. We'd also like to ask you to spread the word about our equity crowdfunding campaign, to ask your friends and family to join the ModVans adventure as an investor/owner. Like our evolution as a startup, we are making slow but steady progress, but there are only 52 days left to reach our $1million goal. The sooner we achieve that goal, the sooner we can move forward with our plan to expand production capabilities so we can build ModVans for everyone who wants one, and the sooner we can do that the faster we move toward success for our investors. So if you're looking for a birthday or holiday gift or you're looking for a way to invest your end of year bonuses, give the unique and exciting gift of ModVans stock!

Check out what InsideHook has to say about investing in ModVans: https://www.insidehook.com/nation/modvans-modular-camper-vans-crowdfund-startengine?fbclid=IwAR3EFtPJURIbNsnO3v8vwj3KxZy1q8uDcG4zN5omo2CQ1xJuqtXxUlEiqb0

Your investment makes a difference!

4 months ago

Hello Awesome Investors & Followers!

Due to this campaign, ModVans has grown from 5 employees to 8!





Robert is a certified jet airplane mechanic and previously worked for a startup that manufactured twin engine jet airplanes. Chad has several years of work experience with 3D CAD, CAM, machining and manufacturing and builds 4x4 RVs as a hobby. Hunter brings a great attitude combined with his experience on his own automotive projects and jewelry making. The vibe as ModVans is amazing and it has been great to see everybody learn and contribute so quickly.





- P.J. Tezza - CEO, ModVans

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

KingsCrowd Chooses ModVans for Latest Founder Profile Piece

5 months ago

The financial experts of KingsCrowd help investors make informed startup investment decisions on crowdfunding portals like StartEngine. Chris Lustrino, founder of KingsCrowd and former private equity consultant, chose ModVans for his latest Founder Profile piece. Read all about it here (and don't forget to invest in ModVans!):

https://kingscrowd.com/a/215/founder-profile-the-super-flex-van-for-all-your-family-travel-needs



KingsCrowd
Yesterday at 2:44 PM · 🌐

Hear how this husband and wife duo have turned building a family camper into over $2.4M in bootstrapped sales. Now raising via StartEngine, ModVans is a formidable investment opportunity. #equitycrowdfunding #startups



KINGSCROWD.COM
Founder Profile: The Super Flex Van For All Your Family Travel Needs

Thanks, Chris!

ModVans Named as KingsCrowd's Favorite New Deals!

5 months ago

Hello, ModVans Fans!

We are thrilled to share with you our latest exciting achievement: ModVans has been named in the KingsCrowd Thanksgiving newsletter as a favorite new deal! KingsCrowd is an industry leader in evaluating crowdfunding investment opportunities, using research and analytics as a means of "empower[ing] everyone to invest in startups like a pro." The KingsCrowd seal of approval is like the cherry on top of the due diligence performed by accountants and attorneys prior to our campaign launch. We are pleased to have earned this vote of confidence, which provides even more assurance to our friends, family, and fans that funding in the future of ModVans is a good investment opportunity. The future is now. Invest today!



Learn more about KingsCrowd at https://kingscrowd.com.

Happy Thanksgiving!

5 months ago

The ModVans family wishes everyone a relaxing and enjoyable Thanksgiving weekend! We also wish to express our gratitude to everyone who has made this vision a reality for us:

To our employees, thank you for the time and effort you put into building ModVans CV1s with pride and care.

To our vendors, thank you for helping us source and manufacture components that help us achieve strict quality and safety standards for our RVs.

To our families, thank you for understanding that new businesses are very demanding in terms of time as well as for your continued support.

To our customers, thank you for your encouragement, your moral support, and for taking a chance on a new venture- we greatly appreciate the patience you've shown during our growing pains.

Finally, to our investors- our new ModVans partners, which includes our customers, our families, our friends, our vendors, and even our college professors and peers, thank you for believing in us! We hope to make you all rich! :)

-Laurie, PJ, Mike, Burly, and Hunter (and Ginger & Leila, our shop dogs)

curbed.com Press Coverage for CV1 and StartEngine Investment Campaign

5 months ago

Over the last several months, one of our largest and most consistent sources of website traffic has been articles and mentions in curbed.com. We are thrilled that curbed.com's resident RV expert and author, Megan Barber, has written a new article that covers the

In curbed.com. We are thrilled that curbed.com's resident RV expert and author, Megan Barber, has written a new article that covers the ModVans CV1 Production Model debut and the launch of our StartEngine Investment Campaign. Check out the new article on curbed.com.



- P.J. Tezza - CEO, ModVans

Deep Background: A PodCast Interview with ModVans Co-Founder PJ Tezza

5 months ago

If you are interested in CAD/CAM or manufacturing and looking for something to listen to on a long drive or flight this holiday weekend, visit http://www.assist2develop.com/blog/v4p3p323/from-writing-code-in-silicon-valley-to-vanlife or search for the "Grinding Gears" show on your favorite PodCasting platform.

Deep Background: Intro for GridingGear PodCast

from PJ Tezza



"In this episode of the Grinding Gears Podcast, we spoke with P.J. Tezza who is the CEO of ModVans. P.J. was writing code in Silicon Valley, but thanks to a lucrative exit, he was able to explore the west coast in an RV. However, the limitations and lack of flexibility of an RV pushed P.J. to design and manufacture a customizable/modular campervan. This episode chronicles his journey from writing code, to creating CNC tool paths to help others live the #Vanlife."

We've reached the $45k milestone!

5 months ago

Hello, awesome investors & followers!

Check it out!

ModVans has earned a spot on the StartEngine offering page by achieving the requisite $45K milestone! The importance of this milestone is that the ModVans campaign will now be presented to the full pool of StartEngine investors - welcome StartEngine investors!

Thanks to our current investors for helping us surpass the first big StartEngine milestone!

Stay tuned for more exciting updates as our campaign progresses toward our $1 million funding goal.



Please keep encouraging your friends and family to invest in ModVans.

- P.J. Tezza - CEO, ModVans

First Day!

5 months ago

Hello Awesome Investors & Followers!

Thanks so much for helping us surpass our minimum funding goal on our first day live on StartEngine!

It has been fun and exciting to see names new to us and the names of people we know investing in ModVans!

The campaign is off to a great start. Please encourage your friends and family to invest in ModVans.

- P.J. Tezza - CEO, ModVans

Comments (50 total)

 
Sagar Patel ModVans - Potential Investor 12 hours ago
Are you planning to extend the campaign ??

Sagar Patel ModVans - Potential Investor 12 days ago
Hello ?? Please reply to my below question ??

> **PJ Tezza** ModVans - Issuer 12 days ago
> We are working with StartEngine support to extend the campaign. We plan to extend the campaign to at least April 30.

Sagar Patel ModVans - Potential Investor 14 days ago
Have you finalized ?? Please let me know ASAP for the extension ??

Sagar Patel ModVans - Potential Investor 17 days ago
Anything finalized on the extension ?? When can you let me know ??

> **PJ Tezza** ModVans - Issuer 17 days ago
> We will decide by Friday, April 12, 2019

Sagar Patel ModVans - Potential Investor 20 days ago
Are you planning to extend the campaign?? I am going to invest but need to manage my finances so I can plan accordingly?

> **PJ Tezza** ModVans - Issuer 19 days ago
> Sorry for the delayed reply. Extending the campaign at this time is a bit more complicated than usual because of the timing, so we are still deciding.

D Manck 2 months ago
What a great van design, one of a very few that can truly seat and sleep four and under 20 feet. Although it doesn't appear that any of the windows open looking at the pictures?

Not to beat a dead horse but hopefully I am totally misreading the comments from you regarding revenue/sale recognition. If they are telling you to recognize a sale when an order is placed, you need a new CPA. Age old GAAP rule of matching revenue and expenses. Looking at the 2017 reports I see a lot of revenue with few expenses. Doesn't look good.

Do you have preliminary 2018 financial results to share? Have you completed the transition from S Corp to C Corp? Thanks

> **PJ Tezza** ModVans - Issuer 2 months ago
> Thanks! All 6 of the popup top windows open, plus the slider and back doors open wide - you will not lack for ventilation in the CV1.

We are an early stage company with firm orders (signed contracts and deposits) for about 40 CV1s and 10 deliveries. At the end of 2017, we had just closed our initial orders, so our expenses were mostly related to R&D rather than production. Our primary financial concerns then and now are growth and cash flow - not bottom line profits. We do not have 2018 financial statements available yet. The deadlines for filing the S Corp to C Corp transition is the end of Q1 and we are planning to send in the required letter by then.

Stan Anikin 2 months ago

Very interested in your company and would like to make an investment. Before I do so, I need to understand the relationship between WebTez Inc and ModVans. It looks like WebTez was originally registered in 2/15/2012. Does WebTez have interests in any other entities? Does the balance sheet presented in Form C include revenue, assets, debt or expenses from any other business endeavors of WebTez that are not associated with ModVans? What is the relationship between WebTez and ModVans? Where is this relationship defined for investors? Thanks for your help.

> **PJ Tezza** **ModVans - Issuer** 2 months ago
>
> Hi Stan - sorry for the delay - we are super busy right now building vans for our upcoming appearance at RVX. That is a very good question. The legal name for ModVans is "WebTez, Inc. d/b/a ModVans." ModVans is an alias for WebTez, Inc. ("doing business as" is the legal term and requires a formal registration with the government). All the financial statements, including the balance sheet, are for WebTez, Inc. and include revenue from web hosting and consulting (see below). There was no ModVans revenue in 2016 (ModVans didn't exist yet). In 2017, ModVans revenue came online and other revenues declined. There is some explanation for this transition in the CPA notes in the financial statements.
>
> Prior to ModVans, WebTez was engaged primarily in web hosting and consulting. We decided to use WebTez instead of start a new corporation to take advantage of WebTez's credit history. In 2018 and beyond, essentially all financial activity is related to ModVans activity.

Venkata bonda **ModVans - Potential Investor** 3 months ago

@PJ Tezza

Today I have invested in our company and wish it reach greater heights. Want to check if you are planning for any professional video shoot with the customers and their experiences, so this will help us to get into more limelight.

> **PJ Tezza** **ModVans - Issuer** 3 months ago
>
> Thanks so much for investing in ModVans! Yes, professional videos that include props (flowers, plates, beverages) happy families and customer success stories are on the road map! In case there is any confusion, this page on StartEngine and the associated videos are for investors. For product info, photos and videos, please visit our website at https://www.modvans.com or video our product demo video for consumers at: https://vimeo.com/286044279.
>
> One thing that a lot of people find confusing about ModVans at our present stage is that we currently have more than enough sales to fill our production schedule (our backlog is 12-16 months and we continue to sell more). Our website and product videos aren't professional quality, but they are working for now. For at least the next short while, our plan is that most of our spending will be on expanding production until our production capacity caches up with our ability to sell!

(**SHOW MORE COMMENTS**)

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT

I'm Laurie Tezza, Director of Operations and co-founder of ModVans.

And I'm PJ Tezza, co-founder and CEO of ModVans.

Laurie: ModVans is the [only company building modular camper van](#) that function as an RV, a family van, and a work truck all in one.

- Since our launch last year, we have over 2 and a half million dollars in sales with virtually no money spent on advertising.

PJ: ModVans is RVIA certified and listed in JD Power's NADA guides.

- This gives our customers access to RV financing and extended warranties.

- We started customer deliveries in June and became cash flow positive in July.

PJ: We love the outdoors, but camping is complicated. Packing gear takes forever, the gear takes up a lot of space, and keeping food fresh is a pain.

Laurie: I hate sleeping on the ground and getting out of the tent in the middle of the night.

- Plus, we like to take our dogs and we never felt comfortable leaving them in the tent or car, so got an RV.

- It had all the comforts of home, but it was hard to drive, a gas guzzler, and we had to pay to store it.

PJ: Solo trips in the RV were overkill.

- We wanted something smaller and nimbler. We couldn't find it, so we decided to build it.

- Our friends saw it and were impressed and said, "you should start a business selling camper vans." Our lean startup MVP was a website and preorders for 5 CV1s. After 60 days we had presold 10 CV1s with just a few dollars spent in Craigslist ads,.

PJ: We have 4 full time employees, great advisers and paying customers that are willing to

recommend us to friends and family.

- We're looking for investors to help us scale our existing production model to reach 10 million dollars in sales within the next 12 months.

Laurie: ModVans is on the verge of explosive growth.

- [Class B RVs are the fastest growing segment of the RV market](#).

- Our sales are currently limited only by production capacity.

- We have friends, family, and customers who want to invest, but to maximize momentum we need the power of the crowd.

Laurie: We want to build our modern, modular camper vans for everyone who wants one!

- Invest now and invest big - help us make that happen!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF GEORGIA
Secretary of State
Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF RESTATED ARTICLES

I, **Brian P. Kemp**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

WEBTEZ, INC.

a Domestic Profit Corporation

has amended and filed duly restated articles on 10/30/2018 in the Office of the Secretary of State and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said restated articles.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **11/01/2018**.



Brian P. Kemp
Secretary of State

Amended and Restated Articles of Incorporation for Georgia Profit Corporation

These Amended and Restated Articles of Incorporation supersede the existing Articles and all previous amendments and restatements.

Article 1: Name
The name of the corporation is WebTez, Inc.

Article 2: Address
The principal mailing address of the corporation is:

> 1275 Shiloh Rd, Ste 2130
> Kennesaw, GA 30144

Article 3: Purpose
The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under Georgia saw.

Article 4: Authorized Stock
The total number shares of stock which the corporation shall have authority issue is 2,500,000. The corporation is authorized to issue two classes of shares with par value of $.0001 per share as follows: 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings, and, except as may otherwise be required by applicable law, each share of Class B Non-Voting Common Stock shall have no voting rights. Without limitation and for avoidance of any doubt, shares of Class B Non-Voting Common Stock are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

Article 5: Amendment of Bylaws
The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

Article 6: Vote by Ballot
Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

Article 7: Director Liability

To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if Georgia law is hereafter amended to authorize the further elimination of limitation of the liability of a directory, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by Georgia law as so amended.

Article 8: Creditor and Stockholder Compromises

Whenever a compromise or arrangement is proposed between the corporation and its creditors or any class of them and/or between the corporation and its stockholders or any class of them, any court of equitable jurisdiction with the state of Georgia may, on the application in a summary way of the corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the corporation under the provisions of Georgia law or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Georgia law order a meeting of the creditors or class of creditors and/or of the stockholders or a class of stockholders of the corporation, as the case may be, to be summoned in such a manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors and/or on all the stockholders or class of stockholders of the corporation, as the case may be, and also on the corporation.

Certification

The Second Amended and Restated Articles contain amendments to the Articles of Incorporation requiring shareholder approval. The amendments were adopted by action taken effective September 29, 2018. The amendments were approved by the shareholders as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
Common Stock	1,000	1,000	1,000	0

IN WHITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on the date set forth below:

WebTez, Inc., a Georgia corporation

Date:
October 13, 2018

By: Peter J. Tezza II, President and CEO

WebTez, Inc.

Action by Unanimous Written Consent of the Board of Directors

October 13, 2018

The undersigned, being all of the members of the Board of Directors (the "Board") of WebTez, Inc., a Georgia corporation (the "Corporation"), hereby consent to their appointment as directors, and adopt and approve the following resolutions by unanimous written consent without a meeting.

1. Minute Book

RESOLVED, that the Corporation shall maintain as part of its corporate records a minute book, which shall include, but not be limited to, a record of its certificate of incorporation and amendments thereto, its bylaws and amendments thereto and minutes of all meetings and written consents of the stockholders, the Board and Board committees (the "Minute Book").

2. Amended and Restated Articles of Incorporation

WHEREAS, the original Articles of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Georgia on February 15, 2012.

NOW, THEREFORE, IT IS RESOLVED, that the Secretary of the Corporation is hereby directed to see that a certified copy of the Amended and Restated Articles of Incorporation for Georgia Profit Corporation, as filed with the Secretary of State of the State of Georgia, bearing the file stamp and certification of the Secretary of State, be inserted in the Minute Book.

3. Bylaws of the Corporation

WHEREAS, the original Bylaws of the Corporation was adopted October 1, 2017.

RESOLVED, that the Bylaws presented to the Board in the form attached hereto as Exhibit A (the "Bylaws") are adopted, confirmed and approved as the bylaws of the Corporation.

RESOLVED FURTHER, that the Secretary of the Corporation is authorized to execute a certificate of adoption of such Bylaws and to see that a true copy of the Bylaws, as so certified, is inserted into the Minute Book and that a copy is also kept at the Corporation's principal office for the transaction of business.

4. Location of Principal Executive Office

RESOLVED, that the initial location of the Corporation's principal executive office for the transaction of business shall be 1673 Donlon Street, Suite 202, Ventura, CA 93003.

5. Agent for Service of Process

RESOLVED, that the agent for service of process in the State of California shall be Peter J. Tezza II.

6. Election of Directors and Officers

RESOLVED, that each of the following: Peter J. Tezza II and Laura L. Tezza, is hereby elected a member of the Corporation's Board of Directors (the "Board") to serve, commencing upon effectiveness of this Action by Unanimous Written Consent of the Board of Directors, until his or her successor is duly elected or until his or her earlier resignation, death or removal from office.

RESOLVED, that the following persons are elected to the offices of the Corporation indicated opposite their respective names below, effective immediately to serve at the discretion of the Board:

Chief Executive Officer	Peter J. Tezza II
President	Peter J. Tezza II
Chief Financial Officer	Laura L. Tezza
Secretary	Laura L. Tezza

RESOLVED FURTHER, that for purposes of giving any reports or executing any documents requiring the signature of the "Treasurer", the Chief Financial Officer is also deemed the "Treasurer" of the Corporation.

7. Execution of Contracts

RESOLVED, that, except to the extent limited by the Board with respect to signing authority on the Corporation's bank accounts, each officer of the Corporation is authorized and empowered from time to time to enter into any contract or execute any instrument in the name, and on behalf, of the Corporation as may be necessary or desirable in order to carry out the ordinary, day-to-day business activities of the Corporation.

8. Qualification to Do Business in Other Jurisdictions

RESOLVED, that each of the officers of the Corporation is authorized to qualify the Corporation to transact business in any state, territory or dependency of the United States or in any foreign country in which such officer deems it necessary or expedient for the Corporation to do so from time to time and, in connection therewith, that each such officer is authorized to take or cause to be taken on behalf of the Corporation such actions as such officer may deem necessary or advisable and to execute and file all requisite or appropriate documents, including, but not limited to, applications, certificates, reports, consents and appointments of agents or attorneys for service of process; and the execution by any such officer of any such document or the doing by any such officer of any act in connection with the foregoing shall conclusively establish such officer's authority therefor from the Corporation and of the approval and ratification by the Corporation of the documents so executed and the action so taken.

9. Uncertificated Stock

RESOLVED, that the shares of the Corporation shall be uncertificated, provided that the Corporation may issue certificated shares for some or all of any or all classes or series of its stock if deemed advisable and in the best interests of the Corporation by the officers.

RESOLVED FURTHER, that the officers are authorized and directed to send a written notice to record owners of shares of uncertificated stock with such changes deemed necessary or advisable by the officers.

This consent may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts shall together constitute and the same document. This action by written consent is effective, and the resolutions herein are adopted, as of the date last signed below.

Date: October 13, 2018

Peter J. Tezza II, Director

Attachments: Exhibit A: Bylaws of the Corporation